UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated August 21, 2014: Star Bulk Carriers Corp. Reports Financial Results for the Second Quarter and First Half of 2014

.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2014

ATHENS, GREECE, August 20, 2014 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter and the first half of 2014.

Financial Highlights

(1)

See the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(2)

Average daily Net Cash G&A expenses per vessel is calculated by deducting Management fee Income from General and administrative expenses (net of stock based compensation expense and one off transaction cost incurred in connection to the Merger) and then dividing with ownership days.

Petros Pappas, CEO of Star Bulk, commented: “Today we announce our financial results for the second quarter and first half of 2014. Despite the soft freight market during the second quarter of 2014, Star Bulk reported an Adjusted Net Profit of $2.8 million or $0.10 per share and a free cash flow of $2.5 million for this period. Our solid performance was driven by the increase in our operating fleet versus last year, as well as the continuous cost containment of operating expenses and corporate overhead. Average daily Opex for the second quarter of 2014 are reduced by 8% in comparison with the second quarter of 2013, while our average daily net cash G&A expenses are also reduced by 13% during the same period.

“I would like to note that the above performance does not yet include the effects of the previously announced merger of Star Bulk and Oceanbulk entities, which closed successfully on July 11, 2014 and the results of which will be fully incorporated in the financial statements of the third quarter of 2014.

“Furthermore, we announced yesterday, the “en bloc” acquisition of a quality fleet of 34 vessels from entities controlled by affiliates of Oaktree Capital Management LP and Angelo Gordon & Co for a total consideration of $634.91 million, out of which $288.39 million will be paid in cash and the remainder through the issuance of 29.917 million shares of common stock of Star Bulk. The majority of the cash portion of the consideration will be financed under a new $231 million secured bridge loan facility extended to the Company by entities affiliated with Oaktree Capital Management, L.P and Angelo Gordon & Co. The large majority of these vessels are built in first tier shipyards in Japan and Korea, while this acquisition will bring our owned fleet to 103 vessels on a fully delivered basis with aggregate cargo carrying capacity of 11.85 million dwt, further cementing Star Bulk as the largest U.S. listed dry bulk owner and operator.

“I personally feel excited regarding the overall transformation of Star Bulk through the last 2 years, while I believe that both transactions were executed in a prudent, transparent, fair and equitable manner for all the parties involved. Star Bulk has acquired a total fleet of 75 modern and high quality vessels, while deploying a minimal amount of existing cash resources. Furthermore, we have refrained from the use of excessive leverage on these transactions, but instead relied mostly on equity issuances on a net asset value to net asset value basis.

“Going forward our focus remains on integrating the newly acquired fleet into our highly efficient platform, while we will continue to monitor and assess the market for further accretive growth opportunities. We view that the recent softness of the freight market provides attractive points of entry, especially if we take into account the attractive demand dynamics of the iron ore trade and the contained vessel supply growth over the next 2 years.

“Overall we view that dry demand bulk fundamentals remain intact, as additional high quality, low cost iron ore mining capacity continues to come on line in Australia and most importantly Brazil, over the next 2 years, while coal trade will be further boosted from increased Indian seaborne imports.”

The following tables present summary information relating to our existing fleet, our newbuilding vessels and the third party vessels under our management as of August 20, 2014:

Existing On the Water Fleet Profile (As of August 20, 2014)

	Vessel Name	Vessel Type	Capacity (DWT)	Year Built
1	Peloreus	Capesize	182,000	2014
2	Obelix	Capesize	181,433	2011
3	Pantagruel	Capesize	180,181	2004
4	Star Borealis	Capesize	179,678	2011
5	Star Polaris	Capesize	179,600	2011
6	Big Fish	Capesize	177,662	2004
7	Kymopolia	Capesize	176,990	2006
8	Big Bang	Capesize	174,109	2007
9	Star Aurora	Capesize	171,199	2000
10	Star Mega	Capesize	170,631	1994
11	Star Big	Capesize	168,404	1996
12	Amami	Post Panamax	98,681	2011
13	Madredeus	Post Panamax	98,681	2011
14	Star Sirius	Post Panamax	98,681	2011
15	Star Vega	Post Panamax	98,681	2011
16	Pendulum	Kamsarmax	82,619	2006
17	Mercurial Virgo	Kamsarmax	81,545	2013
18	Magnum Opus	Kamsarmax	81,022	2014
19	Tsu Ebisu	Kamsarmax	81,001	2014
20	Star Challenger	Ultramax	61,462	2012
21	Star Fighter	Ultramax	61,455	2013
22	Maiden Voyage	Supramax	58,722	2012
23	Strange Attractor	Supramax	55,742	2006
24	Star Omicron	Supramax	53,489	2005
25	Star Gamma	Supramax	53,098	2002
26	Star Zeta	Supramax	52,994	2003
27	Star Delta	Supramax	52,434	2000
28	Star Theta	Supramax	52,425	2003
29	Star Epsilon	Supramax	52,402	2001
30	Star Cosmo	Supramax	52,247	2005
31	Star Kappa	Supramax	52,055	2001
	Two of the following (1):
32 33	ABYO Angelina	Kamsarmax	82,987	2006
	ABYO Gwyneth	Kamsarmax	82,790	2006
	ABYO Oprah	Kamsarmax	82,551	2006
		Total DWT:	3,305,100

(1)

Two of the three vessels will be distributed to Star Bulk from Heron in connection with the Heron Transaction

(2)

Acquisition fleet to be delivered

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Shipyard
1	Christine	Capesize	180,300	2010	Koyo Dock Japan
2	Sandra	Capesize	180,300	2008	Koyo Dock Japan
3	Iron Miner	Capesize	177,900	2007	SWS China
4	Lowlands Beilun	Capesize	170,200	1999	Halla Korea
5	Iron Beauty	Capesize	164,900	2001	CSBC China
6	Kirmar	Capesize	164,200	2001	CSBC China
7	Iron Bradyn	Kamsarmax	82,500	2005	Tsuneishi Japan
8	Iron Manolis	Kamsarmax	82,500	2007	Tsuneishi Japan
9	Pascha	Kamsarmax	82,500	2006	Tsuneishi Japan
10	Coal Gypsy	Kamsarmax	82,500	2006	Tsuneishi Japan
11	Coal Hunter	Kamsarmax	82,500	2006	Tsuneishi Japan
12	Iron Anne	Kamsarmax	82,500	2006	Tsuneishi Japan
13	Iron Brooke	Kamsarmax	82,500	2007	Tsuneishi Japan
14	Iron Fuzeyya	Kamsarmax	82,500	2006	Tsuneishi Japan
15	Iron Vassilis	Kamsarmax	82,500	2006	Tsuneishi Japan
16	Ore Hansa	Kamsarmax	82,500	2006	Tsuneishi Japan
17	Santa Barbara	Kamsarmax	82,500	2006	Tsuneishi Japan
18	Iron Bill	Kamsarmax	82,500	2006	Tsuneishi Japan
19	Iron Kalypso	Kamsarmax	82,500	2006	Tsuneishi Japan
20	Iron Lindrew	Kamsarmax	82,500	2007	Tsuneishi Japan
21	Grain Express	Panamax	76,500	2004	Tsuneishi Japan
22	Grain Harvester	Panamax	76,500	2004	Tsuneishi Japan
23	Iron Knight	Panamax	76,500	2004	Tsuneishi Japan
24	Isminaki	Panamax	74,600	1998	Sasebo Japan
25	Angela Star	Panamax	73,800	1998	Sumitomo Japan
26	Elinakos	Panamax	73,800	1997	Sumitomo Japan
27	Rodon	Panamax	73,700	1993	Hyundai Heavy Industries Korea
28	Coal Pride	Panamax	72,500	1999	Imabari Japan
29	Happyday	Panamax	71,700	1997	Hitachi Korea
30	Birthday	Panamax	71,500	1993	Hitachi Korea
31	Powerful	Panamax	70,100	1994	Hudong China
32	Fortezza	Panamax	69600	1993	Tsuneishi Japan
33	Emerald	Handymax	45600	1998	Tsuneishi Japan
34	Princess 1	Handymax	38,900	1994	I.H.I Japan

		Total dwt:	3,158,100

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (DWT)	Shipyard	Country	Expected Delivery Date

1	HN 214 (tbr Leviathan)	Capesize	182,000	JMU	Japan	September 2014
2	HN 5016 (tbr Indomitable)	Capesize	182,160	JMU	Japan	October 2014
3	HN 1061	Ultramax	64,000	New Yangzijiang	China	January 2015
4	HN 1063	Ultramax	64,000	New Yangzijiang	China	January 2015 (1)
5	HN 1062	Ultramax	64,000	New Yangzijiang	China	February 2015 (1)
6	HN 5017	Capesize	182,000	JMU	Japan	March 2015
7	HN 164 (tbr Honey Badger)	Ultramax	61,000	NACKS	China	March 2015 (1)
8	HN NE 165	Ultramax	61,000	NACKS	China	March 2015 (1)
9	HN NE 166	Newcastlemax	209,000	NACKS	China	April 2015 (1)
10	HN 1064	Ultramax	64,000	New Yangzijiang	China	April 2015 (1)
11	HN 1312	Capesize	180,000	SWS	China	April 2015 (1)
12	HN NE 167	Newcastlemax	209,000	NACKS	China	May 2015 (1)
13	HN 5040 (tbr Star Acquarius)	Ultramax	60,000	JMU	Japan	June 2015
14	HN 1313	Capesize	180,000	SWS	China	June 2015 (1)
15	HN 1338 (tbr Star Aries)	Capesize	180,000	SWS	China	June 2015 (1)
16	HN 1080	Ultramax	64,000	New Yangzijiang	China	July 2015
17	HN 5055	Capesize	182,000	JMU	Japan	July 2015
18	HN NE 184	Newcastlemax	209,000	NACKS	China	July 2015
19	HN 1372 (tbr Star Libra)	Newcastlemax	208,000	SWS	China	July 2015 (1)
20	HN 1081	Ultramax	64,000	New Yangzijiang	China	August 2015
21	HN 5056	Capesize	182,000	JMU	Japan	August 2015
22	HN 5043 (tbr Star Pisces)	Ultramax	60,000	JMU	Japan	September 2015
23	HN 1082	Ultramax	64,000	New Yangzijiang	China	September 2015
24	HN 1359	Newcastlemax	208,000	SWS	China	September 2015 (1)
25	HN NE 196 (tbr Star Antares)	Ultramax	61,000	NACKS	China	September 2015 (1)
26	HN NE 197 (tbr Star Lutas)	Ultramax	61,000	NACKS	China	October 2015 (1)
27	HN 1083	Ultramax	64,000	New Yangzijiang	China	November 2015
28	HN 1360	Newcastlemax	208,000	SWS	China	December 2015
29	HN 1339 (tbr Star Taurus)	Capesize	180,000	SWS	China	December 2015 (1)
30	HN 1371 (tbr Star Virgo)	Newcastlemax	208,000	SWS	China	December 2015 (1)
31	HN 1342 (tbr Star Gemini)	Newcastlemax	208,000	SWS	China	January 2016
32	HN 198 (tbr Star Poseidon)	Newcastlemax	209,000	NACKS	China	February 2016 (1)
33	HN 1361	Newcastlemax	208,000	SWS	China	March 2016 (1)
34	HN 1343 ( tbr Star Leo)	Newcastlemax	208,000	SWS	China	April 2016
35	HN 1362	Newcastlemax	208,000	SWS	China	May 2016 (1)
36	HN 1363	Newcastlemax	208,000	SWS	China	June 2016 (1)
		Total DWT:	5,214,160

1)

The indicated expected delivery dates for the respective newbuilding vessels reflect delivery dates that are earlier than the respective contracted delivery dates.

Third Party Vessels Under Management (As of August 20, 2014)

Vessel Name	Type	DWT	Year Built
Marto (1)	Panamax	74,470	2001
Serenity I	Supramax	53,688	2006
Total	2	128,158

1)

We received a notice of termination of the management agreement for this vessel. The management agreement will terminate upon the vessel’s delivery to its new managers, which is expected to be in September of 2014.

Recent Developments

On July 11th, 2014 we completed a transaction in which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of our wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became our Chief Executive Officer after the Merger. Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (one of which, the vessel Peloreus, was delivered on July 22, 2014) at shipyards in Japan and China.

The agreement governing the Merger also provides for the acquisition (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. Star Bulk issued 2,115,706 of its common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the sellers under the Merger Agreement at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to Star Bulk, and Star Bulk expects to pay $25.0 million in cash (for which it may seek financing).

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of Mr. Petros Pappas (the “Pappas Shareholders”). The Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). Together, we refer to the Merger, the Heron Transaction and the Pappas Transaction as the “Transactions”.

A total of 54,104,200 of our common shares were issued to the various selling parties in the Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the Pappas Shareholders. As a result, Oaktree became the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas Shareholders became the beneficial owners of approximately 12.6% of our outstanding common shares. With certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances). The Pappas Shareholders are also subject to a similar voting limitation of 15%.

Through the Transactions, Star Bulk acquired an operating fleet of 15 dry bulk carrier vessels, with an average age of 5.6 years and an aggregate capacity of approximately 1.75 million dwt, including five Capesize vessels, two post-Panamax vessels, six Kamsarmax vessels and two Supramax vessels and contracts for the construction of 26 fuel-efficient, eco-design newbuilding dry bulk vessels including eight Newcastlemax vessels, eight Capesize vessels and ten Ultramax vessels, which will be built at shipyards in Japan and China. The newbuilding vessels are scheduled to be delivered in 2014, 2015 and 2016.

Furthermore, on July 16, 2014 we executed a binding term sheet with NIBC Bank N.V. (“NIBC”) for a total amount of $32.0 million, related to post - delivery financing of two Ultramax vessels, under construction at Nachtong Cosco Kawasaki (“NACKS”), under HN 5040 & 5043. The facility is secured by first preferred mortgages on the two vessels, while it has a final maturity date set 6 years from the signing date.

In addition on July 31, 2014 we executed a binding term sheet with BNP Paribas (“BNP”) for a total amount of $32.5 million, related to post - delivery financing of the Capesize vessel with HN 5016 (tbr “ Indomitable”), under construction at Japan Marine United (“ JMU” ). The facility is secured by a first preferred mortgage on the vessel, while it has a term of 5 years starting from the delivery date of the vessel.

On August 19th, 2014 we announced that we have entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which we will acquire 34 operating vessels (the “Vessels”), consisting of 6 Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and 2 Handymax vessels mainly built at shipyards in Japan, for an aggregate of 29.917 million shares of common stock of Star Bulk and $288.39 million in cash (the “Vessel Purchase Transactions”). The Vessels will be acquired in a series of closings which the Company expects to complete by the end of 2014. The closings are expected to occur on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged.

Second Quarter 2014 and 2013 Results (*)

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

For the second quarter of 2014, total voyage revenues amounted to $23.7 million compared to $17.1 million for the second quarter of 2013. This increase is mainly attributed to the increase of the average number of vessels to 17 in the second quarter of 2014 from 13.1 vessels in the second quarter of 2013.

Management fee income during the second quarter of 2014 increased to $1.1 million compared to $0.2 million during the second quarter of 2013, due to the increase in the average number of third and related party vessels under management to 15.6 vessels in the second quarter of 2014 from 3.6 vessels in the second quarter of 2013.

For the second quarter of 2014, operating loss amounted to $0.7 million compared to operating income of $2.3 million for the second quarter of 2013. Net loss for the second quarter of 2014, amounted to $3.0 million or $0.10 loss per basic and diluted share, calculated on 29,096,254 shares, which was the weighted average number of basic and diluted shares. Net income for the second quarter of 2013 amounted to $0.8 million, or $0.15 earnings per basic and diluted share, based on 5,422,143 and 5,453,488 weighted average number of shares, respectively.

Net loss for the second quarter of 2014 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.05 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, and which are amortized over their remaining period as a decrease to voyage revenues.

•

Expenses of $1.0 million, or $0.03 per basic and diluted share, relating to the stock based compensation expense recognized in connection with the shares issued to directors and employees.

•

Unrealized loss of $0.7 million, or $0.02 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

A loss on bad debts of $0.2 million or $0.01 per basic and diluted share associated with the write-off of disputed charterer balances.

In addition, net loss includes one off costs amounting to $2.4 million, or $0.08 per basic and diluted share in connection with the Transactions.

Excluding these non-cash items and the one off transactions costs, net income for the second quarter of 2014 would amount to $2.8 million, or $0.10 earnings per basic and diluted share.

Net income for the second quarter of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.29 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, and which are amortized over the remaining period as a decrease to voyage revenues.

•

Expenses of $0.6 million, or $0.10, per basic and diluted share, relating to the stock based compensation expense recognized in connection with the shares issued to directors and employees.

•

Loss on sale of vessel of $0.1 million or $0.01 per basic and diluted share in connection with the sale of Star Sigma, that concluded in March of 2013.

•

Unrealized gain of $0.4 million, or $0.08 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items, net income for the second quarter of 2013 would amount to $2.6 million, or $0.48 and $0.47 per basic and diluted share, respectively, based on 5,422,143 and 5,453,488 weighted average number of basic and diluted shares, respectively.

Adjusted EBITDA for the second quarter of 2014 and 2013, was $9.6 million and $8.4 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 17.0 and 13.1 vessels during the second quarter of 2014 and 2013 respectively, which earned an average Time Charter Equivalent, or TCE daily rate of $14,018 and $14,273, respectively. We refer you to the information under the heading "Summary of Selected Data” below in this earnings release for information regarding our calculation of TCE rates.

For the second quarter of 2014, voyage expenses amounted to $5.3 million compared to $1.9 million for the second quarter of 2013. The increase in voyage expenses is mainly due to increase in voyage revenues and increased level of spot market activity during the second quarter of 2014 compared to the same period of 2013. Under voyage charter agreements all voyage costs are borne and paid by the owner, as opposed to time charter agreements where they are paid by the charterer. During the second quarter of 2014, we had our vessels under voyage charter agreements for 160 days while during the second quarter of 2013, we had one vessel under voyage charter agreement for 60 days. The revenue earned from the respective agreements for the second quarter of 2014 and 2013 amounted to $6.2 million and $1.2 million, respectively.

For the second quarter of 2014 and 2013, vessel operating expenses totalled $8.1 million and $6.8 million respectively. The increase in operating expenses is mainly due to the higher average number of vessels in the second quarter of 2014 compared to the second quarter of 2013. Our average daily operating expenses per vessel for the second quarter of 2014 were $5,208 versus $5,664 during the second quarter of 2014, representing an 8% reduction.

Dry-docking expenses for the second quarter of 2014 and 2013 amounted to $0.6 million and $0.3 million respectively. The amount of $0.6 million mainly consisted of the cost incurred during the second quarter of 2014 in respect of Star Epsilon which underwent its periodic dry-docking survey, in mid-March 2014. During the second quarter of 2013, none of our vessels underwent dry-docking surveys and the respective expenses related to advance payments for forthcoming dry docking surveys.

Depreciation expense increased to $5.1 million for the second quarter of 2014, compared to $3.9 million for the second quarter of 2013. The increase was due to the higher average number of vessels, in the second quarter of 2014, compared to the second quarter of 2013.

General and administrative expenses, for the second quarter of 2014 and 2013 amounted to $6.4 million and $2.6 million, respectively. This increase was attributable to:

a)

costs amounted to $2.4 million incurred during the second quarter of 2014, in connection with the Transactions concluded in July 2014

b)

higher stock based compensation expense by $0.5 million in the second quarter of 2014 compared to the same period in 2013, and

c)

the increase of average number of employees by 43% during the second quarter of 2014 compared to the to the same period in 2013, due to the increase in the average number of third and related party vessels under management to 15.6 vessels in the second quarter of 2014 from 3.6 vessels in the second quarter of 2013 and due to the increase in the average number of owned vessels in the second quarter of 2014 compared to the second quarter of 2013.

This translates into $1,288 average daily net cash G&A expenses per vessel in the second quarter of 2014, versus $1,477 average daily net cash G&A expenses per vessel in the second quarter of 2013.

Loss on bad debts totaled to $ 0.2 million for the second quarter of 2014, representing a write-off related to unpaid hire from charterers since we determined that such amounts were not recoverable. No loss on bad debts was recognized during the second quarter of 2013.

Other operational gain amounting to $0.2 million during the second quarter of 2014, mainly consisted of an amount received as rebate from our previous manning agent. Other operational gain during the second quarter of 2013, amounted to $0.8 million and represented the payment of installments due to us, under a settlement agreement, in connection to a commercial claim.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $0.8 million described in other operational gain above, during the second quarter of 2013, we incurred an expense of $0.3 million, which is included under other operational loss.

For the second quarter of 2013, we recorded a loss on sale of vessel amounting to $0.1 million, which represented a loss on sale of vessel Star Sigma that concluded in March 2013. The vessel was delivered to her new owners in April 2013.

Loss on derivative financial instruments amounting to $0.7 million during the second quarter of 2014, represents the non-cash loss from the mark to market valuation of four interest rate swaps outstanding as of June 30, 2014. Gain on derivative financial instruments amounting to $0.4 million during the second quarter of 2013, represents the non-cash gain from the mark to market valuation of our two interest rate swap transactions that we had outstanding as of June 30, 2013.

For the second quarter of 2014, interest and finance costs decreased by $0.2 million to $1.7 million, compared to $1.9 million for the second quarter of 2013. Even though the weighted average loan balance has increased to $256.4 million for the second quarter of 2014 compared to $200.0 million for the second quarter of 2013 and the weighted average interest rates remain remained almost unchanged, interest and finance costs decreased mainly due to interest capitalized during the second quarter of 2014, amounting to $0.7 million, in relation to advances paid for our eleven newbuilding vessels.

First Half 2014 and 2013 Results (*)

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

For the first half of 2014, total voyage revenues amounted to $43.1 million compared to $35.4 million for the first half of 2013. This increase is mainly attributed to the increase in the average number of vessels to 16.4 in the first half of 2014 from 13.6 vessels in the first half of 2013. Management fee income during the first half of 2014 increased to $1.9 million compared to $0.5 million during the first half of 2013, due to the increase in the average number of third and related party vessels under management to 13.7 vessels in the first half of 2014 from 3.4 vessels in the first half of 2013.

For the first half of 2014, operating loss amounted to $0.02 million compared to operating income of $5.2 for the first half of 2013. Net loss for the first half of 2014 amounted to $3.9 million, or $0.13 loss per basic and diluted share, calculated on 28,973,621 shares, which was the weighted average number of basic and diluted shares. Net income for the first half of 2013 amounted to $2.0 million, or $0.36 earnings per basic and diluted share, based on 5,414,998 and 5,443,639 weighted average number of shares, respectively.

Net loss for the first half of 2014 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $3.1 million, or $0.11 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, and which are amortized over their remaining period as a decrease to voyage revenues.

•

Expenses of $1.9 million, or $0.07 per basic and diluted share, relating to stock based compensation expense recognized in connection with the shares issued to directors and employees.

•

Unrealized loss of $0.8 million, or $0.03 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

A loss on bad debts of $0.2 million or $0.01 per basic and diluted share associated with the write-off of disputed charterer balances.

In addition, net loss for the first half of 2014 includes one off costs amounting to $2.4 million, or $0.08 per basic and diluted share in connection with the Transactions.

Excluding these non-cash items and the one off transaction costs, net income for the first half of 2014 would amount to $4.6 million, or $0.16 per basic and diluted share.

Net income for the first half of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $3.2 million, or $0.58 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and the Star Mega, and which are amortized over their remaining period as a decrease to voyage revenues.

•

Expenses of $0.6 million, or $0.11 per basic and diluted share, relating to stock based compensation expense recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.4 million, or $0.08 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $0.1 million or $0.01 per basic and diluted share in connection with the sale of Star Sigma, that concluded in March of 2013.

Excluding these non-cash items, net income for the first half of 2013 would amount to $5.4 million, or $0.99 and $0.98 per basic and diluted share, respectively.

Adjusted EBITDA for the first half of 2014 and 2013, was $17.4 million and $17.1 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 16.4 and 13.6 vessels during the first half of 2014 and 2013, respectively, earning an average TCE rate of $14,172 and $14,301 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

For the first half of 2014, voyage expenses amounted to $7.7 million compared to $4.5 million for the first half of 2013. The increase in voyage expenses is mainly due to increased level of spot market activity during the first half of 2014 compared to the same period of 2013. Under voyage charter agreements, all voyage costs are borne and paid by us, as opposed to time charter agreements where they are paid by the charterer. During the first half of 2014, we had our vessels under voyage charter agreements for 173 days while during the first half of 2013, we had our vessels under voyage charter agreement for 149 days. The revenue earned from the respective agreements for the first half of 2014 and 2013 amounted to $7.0 million and $4.2 million, respectively.

For the first half of 2014, vessel operating expenses increased to $16.1 million compared to $13.7 million for the first half of 2013. The increase in operating expenses is mainly due to higher average number of vessels in the first half of 2014 compared to the same period in 2013. In addition, the vessel operating expenses of the first half of 2014 include an amount of $0.4 million related to one time, pre-delivery and pre-joining expenses incurred in connection with the delivery of Star Challenger, Star Fighter, Star Sirius and Star Vega. Pre-joining and pre-delivery expenses relate to expenses for the initial crew manning, as well as, the initial supply of stores for the vessel before its delivery. Excluding this amount, our average daily operating expenses per vessel for the first half of 2014 and 2013 amounted to $5,272 and $5,596, respectively, representing a 6% reduction.

Dry-docking expenses for the first half of 2014 and 2013 amounted to $1.3 million and $0.6 million respectively. The amount of $1.3 million mainly consisted of the cost incurred during the first half of 2014 in respect of Star Epsilon which underwent its periodic dry-docking survey, in mid-March 2014. During the first half of 2013, none of our vessels underwent dry-docking survey at yard and the respective expenses related to advance payments for forthcoming dry docking surveys.

Depreciation expense increased to $9.8 million for the first half of 2014, compared to $8.1 million for the first half of 2013. The increase was due to higher average number of vessels, in the first half of 2014, compared to the same period in 2013.

General and administrative expenses, for the first half of 2014 and 2013 amounted to $10.2 million and $4.7 million respectively. This increase was attributable to:

a)

costs amounting to $2.4 million incurred during the first half of 2014, in connection with the Transactions concluded in July 2014

b)

higher stock based compensation expense by $1.3 million in the first half of 2014 compared to the same period in 2013 and

c)

the increase of average number of employees by 38% during the first half of 2014 compared to the same period in 2013, due to the increase in the average number of third and related party vessels under management to 13.7 vessels in the first half of 2014 from 3.4 vessels in the first half of 2013 and due to the increase in the average number of owned vessels in the first half of 2014 compared to the same period in 2013.

This translates into $1,377 average daily net cash G&A expenses per vessel in the first half of 2014, versus $1,489 average daily net cash G&A expenses per vessel in the first half of 2013, a 7.5% decrease.

Loss on bad debts totaled to $ 0.2 million for the first half of 2014, representing a write-off related to unpaid hire from charterers since we determined that such amounts were not recoverable. No loss on bad debts was recognized during the first half of 2013.

Other operational gain amounting to $0.4 million during the first half of 2014, mainly consisted of $0.2 million received as rebate from our previous manning agent and a gain derived from a hull and machinery claim amounted to $0.2 million. Other operational gain amounting to $1.6 million during the first half of 2013 and mainly consisted of non-recurring revenue of $1.2 million, which represented the payment of installments due to us under settlement agreement for a commercial claim and a gain of $0.4 million regarding a hull and machinery claim.

For the first half of 2014, other operational loss amounted to $0.1 million. In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $1.2 million described in other operational gain above, during the first half of 2013, we incurred an expense of $0.6 million which is included under other operational loss.

For the first half of 2013, loss on sale of vessel of $0.1 million represents a loss on sale of Star Sigma that concluded in March 2013 and the vessel was delivered to her new owners in April 2013.

Loss on derivative financial instruments amounting to $0.8 million during the first half of 2014, represents the non-cash loss from the mark to market valuation of four interest rate swaps outstanding as of June 30, 2014. Gain on derivative financial instruments amounting to $0.4 million during the first half of 2013, represents the non-cash gain from the mark to market valuation of two interest rate swaps outstanding as of June 30, 2013.

For the first half of 2014, interest and finance costs decreased by $0.7 million to $3.1 million, compared to $3.8 million for the first half of 2013. Even though the weighted average loan balance has increased to $234.8 million for the first half of 2014 compared to $206.6 million for the first half of 2013 and the weighted average interest rates remained almost unchanged, interest and finance costs decreased mainly due to interest capitalized during the first half of 2014, amounting to $1.3 million, in relation to advances paid for our eleven newbuilding vessels.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the first half of 2014 and 2013, were $10.4 million and $15.0 million, respectively. TCE rate for the first half of 2014 and 2013 was $14,172 and $14,301, respectively. Although the TCE rate has marginally decreased, the decrease in net cash provided by operating activities for the first half of 2014 of $4.6 million was a result of the following:

a)

recorded net loss amounting to $3.9 million for the first half of 2014 compared to net income of $2.0 million for the first half of 2013 and

b)

negative movement in working capital of $1.7 million during the first half of 2014 compared to positive movement of $1.6 million during the first half of 2013. Both voyage revenues and management fee income increased, due to higher average number of owned vessels, in first half of 2014 compared to first half of 2013.

In addition during the first half of 2014, we incurred one off costs amounting to $2.4 million, in connection with the Transactions.

Net cash used in investing activities for the first half of 2014 was $78.0 million. Net cash provided by investing activities for the first half of 2013 was $16.3 million. For the first half of 2014, net cash used in investing activities consisted of $74.3 million paid for advances for our eleven newbuilding vessels, acquisitions of second hand vessels and other fixed assets, $0.2 million paid to acquire 33% of the total outstanding common stock of Interchart Shipping Inc, a Liberian company that acts as a chartering broker to our fleet and a net increase of $4.1 million in restricted cash, offset by insurance proceeds amounting to $0.6 million. For the first half of 2013, net cash provided by investing activities consisted of $8.3 million representing proceeds from the sale of vessel Star Sigma, which concluded in March 2013 and under which the vessel was delivered to her new owners in April 2013, a decrease of $7.6 million in restricted cash, insurance proceeds amounting to $1.2 million and was offset by additions to vessels cost and other fixed assets amounting to $0.8 million.

Net cash provided by financing activities for the first half of 2014 was $62.6 million. Net cash used in financing activities for the first half of 2013 was $25.9 million. For the first half of 2014, net cash provided by financing activities consisted of loan proceeds amounting to $74.0 million, financing fees paid amounting to $0.9 million and loan installment payments amounting to $10.5 million. For the first half of 2013, net cash used in financing activities represented $25.6 million of loan installment payments and $0.3 million payment of financing fees.

Summary of Selected Data

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided, by the number of calendar days in that period.

(2)

As of the last day of the periods reported.

(3)

Average age of operational fleet is calculated as at June 30, 2014 and 2013, respectively.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(5)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys.

(6)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(7)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(8)

Represents the weighted average daily TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

(9)

Average daily OPEX per vessel is calculated by dividing Vessel operating expenses by ownership days.

(10)

Average daily Net Cash G&A expenses per vessel is calculated by deducting Management Fee Income from General and administrative expenses (net of stock based compensation expense one off transaction cost incurred in connection to the Merger) and then dividing with ownership days.

Unaudited Consolidated Condensed Statement of Operations

Unaudited Consolidated Condensed Balance Sheets

*As of June 30, 2014, we had $55,232 thousand in cash which included $39,420 thousand free cash and $15,812 thousand restricted cash. Restricted cash consisted of $7,312 thousand deposited in pledged accounts and $8,500 thousand free minimum liquidity required by our loan agreements.

Unaudited Cash Flow Data

EBITDA and adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded, non-cash loss related to sale of vessel, loss on bad debt, change in fair value of derivatives, stock-based compensation expense recognized during the period and one off items such as the transaction costs incurred in connection to the Merger, to derive adjusted EBITDA. We excluded the above non-cash items and one off items to derive adjusted EBITDA, because we believe that these items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended June 30, 2014	3 months ended June 30, 2013	6 months ended June 30, 2014	6 months ended June 30, 2013
Net cash provided by operating activities	8,983	5,985	10,485	14,962
Net decrease / (increase) in current assets	556	717	6,793	(4,425)
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(3,880)	(52)	(5,238)	2,785
Stock – based compensation	(1,006)	(554)	(1,903)	(600)
Change in fair value of derivatives	(661)	438	(819)	438
Total other expenses, net	1,506	1,751	2,752	3,416
Loss on sale of vessel	-	(81)	-	(81)
Loss on bad debt	(215)	-	(215)	-
Gain from Hull & Machinery claim	68	-	237	397
EBITDA	**5,351**	**8,204**	**12,092**	**16,892**
Less:				
Change in fair value of derivatives	661	(438)	819	(438)
Plus:				
Stock-based compensation	1,006	554	1,903	600
Loss on sale of vessel	-	81	-	81
Loss on bad debt	215	-	215	-
Transaction cost one off item	2,363	-	2,363	-
Adjusted EBITDA	**9,596**	**8,401**	**17,392**	**17,135**

Unaudited Pro Forma Condensed Combined Financial Statements

The Merger and the Pappas Transaction have been reflected in the unaudited pro forma condensed combined financial information as purchases of businesses pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 805, “Business Combinations” (“ASC Topic 805”). In addition, Star Bulk will purchase two vessels from the Heron (the “Heron Transaction”). The Heron Transaction has been reflected in the Pro Forma Adjustments in the unaudited pro forma condensed combined financial information as a purchase of assets.

The accompanying unaudited pro forma condensed combined financial statements of Star Bulk reflect:

•

the Merger; and

•

the Pappas Transaction and

•

the Heron Transaction

as if such transactions occurred on June 30, 2014.

The unaudited pro forma condensed combined balance sheet as of June 30, 2014 is presented in thousands of U.S. dollars and gives effect to the Merger, the Pappas Transaction and the Heron Transaction as if such transactions were consummated on June 30, 2014. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014, are presented in thousands of U.S. dollars and give effect to the Merger and the Pappas Transaction as if such transactions closed on January 1, 2013.

These unaudited pro forma condensed combined financial statements are being presented for illustrative purposes only and, therefore, are not necessarily indicative of the financial position or results of operations that might have been achieved had the Pro Forma Transactions actually occurred on June 30, 2014 and January 1, 2013, respectively. They are not necessarily indicative of the results of operations or financial position of Star Bulk that may, or may not be expected to occur in the future. The unaudited pro forma condensed combined financial statements do not reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the Pro Forma Transactions.

The following unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with Star Bulk’s unaudited financial and operating results for the second quarter and first half of 2014, included in this press release above. The following unaudited pro forma condensed combined financial information has been prepared using the same methodology and assumptions as those included in the Unaudited Pro Forma Condensed Combined Financial Information of Star Bulk and Oceanbulk, filed with the SEC on August 6, 2014, on Form 6K, exhibit 99.2, updated with six months financial and operating results for all entities involved.

The cost of the acquisition of the Oceanbulk Companies and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, and is based on preliminary estimates of such respective fair values. The cost of the business combination and the cost of the Heron Transaction are based on the average closing market price of Star Bulk’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014, (the “Market Price Per Common Share”). Accordingly, the purchase price allocation and resulting pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements. As a consequence, the purchase price allocation is preliminary and subject to revision based on the finalization of the balance sheets of Oceanbulk and the Pappas Companies as of July 11, 2014.

Unaudited Pro Forma Consolidated Condensed Balance Sheets

Starbulk Carriers	Oceanbulk	Pappas Companies	Pro forma Adjustments	Pro Forma
	AS OF JUNE 30, 2014				
	(in thousands of U.S. Dollars, except for share and per share data)				
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 39,420	89,793	849	$ -9,000	$ 121,062
Restricted cash, current	2,442	191	-		2,633
Trade accounts receivable	4,211	5,184	827		10,222
Inventories	5,227	5,468	182		10,877
Due from managers	81	-	-		81
Due from related parties	1,953	29	-	-372	1,610
Prepaid expenses and other receivables	3,061	1,239	81		4,381
Deferred finance charges, net	-	712	42	-754	0
Total Current Assets	56,395	102,616	1,981	-10,126	150,866
FIXED ASSETS					
Advances for vessels under construction and acquisition of vessels	81,794	142,705	14,854	183,604	422,957
Vessels and other fixed assets, net	377,302	315,977	31,038	78,985	803,302
Total Fixed Assets	459,096	458,682	45,892	262,589	1,226,259
OTHER NON-CURRENT ASSETS					
Long term Investment	529	-	-		529
Convertible loans receivable	-	23,680	-	-23,680	0
Deferred finance charges, net	1,744	2,104	126	-2,230	1,744
Restricted cash , non-current	13,370	6,000	-		19,370
Fair value of above market acquired time charter	4,829	-	-	1,967	6,796
TOTAL ASSETS	$ 535,963	593,082	47,999	$ 228,520	$ 1,405,564
LIABILITIES & STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES					
Current portion of long term debt	$ 29,250	17,451	1,400	$	$ 48,101
Accounts payable	8,698	5,783	276	-2,034	12,723
Due to related parties	1,476	372	529	-372	2,005
Accrued liabilities	5,591	3,203	391	-1,713	7,472
Deferred revenue	804	1,120	97		2,021
Derivative liability	-	3,191	-	-155	3,036
Total Current Liabilities	45,819	31,120	2,693	-4,274	75,358
NON-CURRENT LIABILITIES					
Long term debt	224,632	170,786	18,600		414,018
Derivative liability	728	2,835	-	-142	3,421
Other non-current liabilities	317	-	-		317
TOTAL LIABILITIES	271,496	204,741	21,293	-4,416	493,114
STOCKHOLDERS' EQUITY					
Common Stock	295	-	-	541	836
Additional paid in capital	670,446		27,120	613,690	1,311,256
Members' Capital	-	415,037	-	-415,037	0
Accumulated other comprehensive loss	-	-3,454	-	3,454	0
Accumulated deficit	-406,274	-23,242	-414	30,288	-399,642
Total Stcokholders' Equity	264,467	388,341	26,706	232,936	912,450
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 535,963	593,082	47,999	$ 228,520	$ 1,405,564

Unaudited Pro Forma Consolidated Condensed Statement of Operations

Conference Call details:

Our management team will host a conference call to discuss our financial results today, August 20th at 11 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until August 27, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. On a fully delivered basis, Star Bulk has a fleet of 103 vessels, with an aggregate capacity of 11.9 million, consisting primarily of Capesize, as well as, Kamsarmax, Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 38,800 dwt and 209,000 dwt. With the addition of the two vessels to be acquired by us from Heron Ventures Ltd as well as the 34 vessels recently acquired, our fleet includes 67 operating vessels and 36 under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2014, 2015 and early 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Investor Relations / Financial Media:

Simos Spyrou, Christos Begleris

Nicolas Bornozis

co ‐ Chief Financial Officers

President

Star Bulk Carriers Corp.

Capital Link, Inc.

c/o Star Bulk Management Inc.

230 Park Avenue, Suite 1536

40 Ag. Konstantinou Av.

New York, NY 10169

Maroussi 15124

Tel. (212) 661‐7566

Athens, Greece

E‐mail: starbulk@capitallink.com

Email: info@starbulk.com                                  www.capitallink.com

www.starbulk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 21, 2014	By:	/s/ SIMOS SPYROU
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer